Exhibit 1

Stratus Technologies Bermuda Holdings Ltd. Cumberland House, 9th Floor One Victoria Street Hamilton HM 11, Bermuda

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Stratus Technologies Bermuda Holdings Ltd. Announces Completion of

Issuance of Series B Shares to Note Purchaser Shareholders and

Second Lien Shareholders

Hamilton, Bermuda, May 2, 2013 – Stratus Technologies Bermuda Holdings Ltd. (“Stratus” or the “Company”), a global provider of uptime assurance, today announced that, pursuant to the Subscription and Shareholders Agreement (the “Shareholders Agreement”) dated as of April 8, 2010, among the Company, Technology Holdings Ltd., the Note Purchaser Shareholders (as defined in the Shareholders Agreement) and the Second Lien Shareholders (as defined in the Shareholders Agreement), on April 30, 2013 (the “Second Closing Date”) the Company completed the issuances of Company ordinary and preference shares as follows:

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to the Second Lien Shareholders or, in certain cases, to the holders of Loans (as defined in the Shareholders Agreement) outstanding under the First Amended and Restated Second Lien Credit Agreement, dated as of August 28, 2006, among certain subsidiaries of the Company and the lenders and agents party thereto, as amended, an aggregate of approximately 3,324,059.20 Series B Ordinary Shares and approximately 756,986.00 Series B Preference Shares (each as defined in the Shareholders Agreement) (collectively, the “Second Lien Second Closing Shares”); and

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to the Note Purchaser Shareholders an aggregate of approximately 367,862.57 Series B Ordinary Shares and approximately 83,773.11 Series B Preference Shares (together with the Second Lien Second Closing Shares, the “Second Closing Shares”).

The Company previously announced certain terms of the issuance of the Second Closing Shares on April 4, 2013.

For more information regarding the issuance of the Second Closing Shares on the Second Closing Date, please contact a representative of the Company at: stock.administration@stratus.com.

About Stratus

Stratus delivers uptime assurance for the applications its customers depend on most for their success. With its resilient software and hardware technologies, together with proactive availability monitoring and management, Stratus products help to save lives and to protect the business and reputations of companies, institutions, and governments the world over. To learn more about worry-free computing, visit www.stratus.com.

© 2013 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus® is a trademark or registered trademark of ours. All other trade names, service marks and trademarks appearing in this press release are the property of their respective holders. Our use or display of other parties’ trade names, service marks or trademarks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, the trade name, service mark or trademark owners.